Zentek Engages IMPAQ Capital Inc. to Broaden Investor
Awareness Across North America

Independent Montréal-based investor relations firm to increase Zentek's visibility with qualified investment professionals

Guelph, ON - July 20, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that it has engaged IMPAQ Capital Inc. ("IMPAQ"), an independent, arm's-length service provider, to deliver investor relations services. Based in Montréal, Québec, IMPAQ specializes in tailored outreach programs designed to connect public companies with qualified North American investment professionals and enhance corporate visibility.

Under the engagement, IMPAQ will conduct outreach to investment professionals across North America on behalf of the Company and provide regular activity reports to Zentek. The agreement is for an initial term of six months, commencing July 20, 2026, and will automatically renew for successive three-month periods unless terminated by the Company. IMPAQ will receive a monthly cash fee of C$13,500, plus applicable taxes. No securities are being issued to IMPAQ in connection with the engagement. The engagement is subject to the acceptance of the TSX Venture Exchange.

IMPAQ and the Company are arm's-length parties, and neither IMPAQ nor its insiders holds any shares or options to purchase shares in the issued and outstanding capital of the Company.

Management Commentary

"IMPAQ's mandate is to broaden Zentek's audience among investment professionals across North America. Two things are worth their attention. Albany, our principal critical minerals asset, has been independently purified to 99.9992% purity at bench scale, consistent with published benchmarks for nuclear-grade graphite - with a NI 43-101 Preliminary Economic Assessment targeted for completion this summer. ZenGUARD™, our patented graphene coating platform, is already generating commercial revenue. We selected IMPAQ in part because their outreach runs in both English and French. Quebec is a hub for graphite and graphene companies, and the investors who follow that sector should know Zentek's name," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek.

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the principal critical minerals asset, advancing toward a PEA targeted for completion in summer 2026.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company, as previously disclosed by the Company on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, meeting published benchmarks for potential nuclear-grade applications. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, battery, and defence supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About IMPAQ Capital Inc.

IMPAQ Capital is an independent investor relations and capital markets advisory firm based in Montréal, founded, owned and operated by Thierry Paquin. The firm designs customized outreach programs that strengthen visibility and engagement with North American investment professionals.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.